111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:	(610) 478-2184
Email:	dws@stevenslee.com
Direct Fax:	(610) 988-0815

October 18, 2013

Mr. Michael R. Clampitt
Senior Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Royal Bancshares of Pennsylvania, Inc.
Registration Statement on Form S-1
Filed on September 4, 2013
File No. 333-190973

Dear Mr. Clampitt:

On behalf of Royal Bancshares of Pennsylvania, Inc. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated September 27, 2013, related to the above-referenced Registration Statement (the “Registration Statement”). In response to the comments in the Staff’s letter, the Company has amended the Registration Statement and the Company is filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this response letter. We are sending by Federal Express marked copies of Amendment No. 1 to you and Mr. Gottleib for your review and convenience.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment. Page references in the Company’s responses are to Amendment No. 1.

General

1.	Please revise the filing to remove the selling shareholder transaction. The resale of the private placement cannot be registered at this time as the purchasers must be “irrevocably bound” and the condition that they are not committed until the Company successfully bids for the TARP securities does not meet that requirement. You must issue the securities to the selling shareholders in your proposed private placement before you can register the resale of those securities. Please amend the document accordingly.

Philadelphia • Reading • Valley Forge • Lehigh Valley • Harrisburg • Lancaster • Scranton
Wilkes-Barre • Princeton • Cherry Hill • New York • Wilmington

A PROFESSIONAL CORPORATION

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 18, 2013

Response: The response to Question 134.1 of the Staff’s Compliance and Disclosure Interpretations (“CD&Is”) provides that a resale registration statement may be filed if securities are privately placed, with the closing of the private placement being contingent on the effectiveness of the resale registration statement. CD&I No. 134.1 states that at the time of the filing of the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside of their control. The Class A common shares being registered for resale by the Company’s Registration Statement were offered in a private placement prior to the filing of the registration statement, and Emerald Advisers, Inc. (“Emerald”) signed an investment agreement prior to the filing of the Registration Agreement that irrevocably bound it to purchase such shares, subject only to conditions outside of its control. As described on page 44 of the prospectus, the obligation of Emerald to purchase such shares is subject only to the conditions that (i) the registration statement become effective and cover the resale of such shares by Emerald, (ii) the Company being successful in purchasing TARP securities in the Auction being conducted by the U.S. Treasury, (iii) trading in the Company’s Class A shares has not been suspended, (iv) approval for listing on the Nasdaq Global Select Market of the Class A shares to be issued to Emerald, (v) receipt by the Company of all consents and approvals of any applicable bank regulatory authority, and (vi) the conditions described in CD&I 139.19. None of these conditions are within the control of Emerald. Accordingly, we have not amended the Registration Statement to remove the selling shareholder transaction.

2.	We note your statement on the Prospectus cover page and throughout the Prospectus that you will issue 5,000,000 rights, one for each full share held of the Company’s stock. Noting over 10 million shares outstanding, and with a view to revising the disclosure, please advise us how each holder of common shares can receive one right. In this regard, revise the cover page to also disclose the number of shares outstanding.

Response: The Company is issuing one subscription right for each share of its common stock outstanding. The subscription rights can only be exercised to purchase an aggregate of 5,000,000 shares of Class A common stock. This is approximately the number of Class A common shares outstanding that are not owned by members of the Tabas family or their affiliates, who will not be purchasing shares in the rights offering. We have added disclosure to the cover page of the prospectus and at page 12 under “Basic subscription right” in the Summary and at page 33 in “THE RIGHTS OFFERING—Basic Subscription Right” disclosing how shares will be allocated in the event that subscriptions are received for more than 5,000,000 shares through the exercise of basic subscription rights. We have also revised the cover page of the prospectus to disclose the number of shares of Class A common stock outstanding.

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 18, 2013

Questions and Answers
Why are we conducting the offering?, page 5

3.	Revise to add disclosure of the following:

•	The quarterly dividend;

•	Whether you must or intend to repay the accrued dividend before bidding on the shares;

•	The total amount of principal outstanding on the TARP shares; and

•	The Company’s intentions regarding the dividend repayment and the warrants.

Response: The Company has revised the disclosure to state (i) that the Company is not required to and does not intend to repay the accrued dividend prior to bidding on its TARP Shares, (ii) the aggregate liquidation preference of the outstanding TARP Shares, and (iii) the Company’s intentions regarding the payment of the accrued dividends on the TARP Shares and the repurchase of the warrants issued to the U.S. Treasury and the regulatory limitations on the Company’s ability to do so. Please note that the quarterly dividend rate on the TARP Shares is disclosed in the first paragraph of this section of the Prospectus.

Summary, page 10

4.	Please revise the section entitled “The Company” as follows:

•	Supplement the disclosure of assets, deposits and shareholders’ equity for your most recent fiscal year to disclose this information and net income and earnings per share for each of the last three fiscal years; and

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 18, 2013

•	Disclose that from 2010 until 2013 you have been subject to a written agreement with the Federal Reserve and since 2011 an informal agreement with the FDIC, Pennsylvania Department of Banking and the Federal Reserve.

Response: We have added a table to this section that sets forth the financial information requested by the Staff and have added disclosure regarding the regulatory agreements to which the Company and Royal Bank America have been and are subject in response to the Staff’s comment.

Purpose of Offering, page 11

5.	Revise the last paragraph to disclose:

•	The estimated net proceeds from the subscription offering assuming it is fully subscribed;

•	The estimated net proceeds from the private placement; and

•	The amount that will be used to bid on the TARP shares.

Response: We have revised page 11 of the prospectus to include the disclosure that the Staff has requested.

Risk Factors, page 15

6.	As required by Item 503(c) please revise the preamble to clearly state that the section includes “the most significant factors that make the offering speculative or risky” and revise the risk factors accordingly.

Response: The Company has revised the disclosure consistent with the Staff’s comment.

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 18, 2013

Risks Related to Us and Our Business, page 15

7.	Consistent with Item 503(c), please add a risk factor addressing the risks relating to the fact that the Tabas family controls the company based on the following:

•	Robert Tabas is Chairman of the Board and former and Chief Executive Officer;

•	Four of the nine elected directors are Tabas family members; and

•	Quantify the aggregate percentage of votes held by the Tabas family has since it is the beneficial owner of over 28% of your class A common stock and over 71 percent of your class B common stock, which has ten votes per share.

Response: The Company has added a risk factor on page 15 of the prospectus in accordance with the Staff’s comment.

8.	Consistent with Item 503(c), please add a risk factor addressing the risks from your financial condition and declining results of operations including your history of losses, drops in interest income, level of allowance for loan and lease losses, drops in other income, drop in assets and drops in deposits.

Response: The Company has added a risk factor on page 15 of the prospectus in accordance with the Staff’s comment.

Risks Related to an Investment in our Common Stock, page 25
Our share price will fluctuate, page 22

9.	Please revise the second paragraph in which you state since 2008 “many publicly traded financial services companies have experienced extreme price and volume unrelated or disproportionate to the operating performance or prospects” and in which you state “We may experience market fluctuations that are not directly related to our operating performance . . . .” Please disclose the risks related to the performance of your stock compared to other banks since 2008.

Response: The Company has revised the second paragraph of this risk factor on page 22 of the prospectus in accordance with the Staff’s comment.

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 18, 2013

Plan of Distribution, page 45

10.	Please revise the second paragraph on page 46 to clearly state that a post-effective amendment will be filed, if any selling shareholder engages any agent to sell any of the securities for compensation, naming the agent as an underwriters and disclosing the compensation arrangements. See your undertaking (1)(iii) on page II-5.

Response: The Company has revised the second paragraph on page 46 to revise the disclosure in accordance with the Staff’s comment.

Description of Capital Stock, page 48

11.	As required by Item 202(a) please describe the material differences between your class A and class B common stock including the fact that each share of class B common stock has ten votes per share.

Response: The Company has revised the disclosure on page 48 consistent with the Staff’s comment.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 478-2184 or my colleague Wesley R. Kelso at (610) 478-2242.

Sincerely,

STEVENS & LEE

/s/ David W. Swartz
David W. Swartz

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 18, 2013

WRK:

cc:	Mr. Jonathan E. Gottlieb (w/enc.)
Mr. F. Kevin Tylus
Mr. Robert Kuehl
Mr. Michael Thompson
Wesley R. Kelso, Esq.